

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 24, 2007

Mr. Richard P. Elliott
Park-Ohio Industries, Inc.
23000 Euclid Avenue
Cleveland, Ohio 44117

      **RE:**    **Park-Ohio Industries, Inc.**
               **Form 10-K for the fiscal year ended December 31, 2006**
               **Filed March 26, 2007**
               **File # 333-43005**

Dear Mr. Elliott:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

               Sincerely,

               John Cash
               Accounting Branch Chief